UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25/A (Amendment No. 1) NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number:
Expires:
Estimated average burden hours per response ...

SEC FILE NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

EXPLANATORY NOTE

This Amendment No. 1 to Form 12b-25 amends the Form 12b-25 originally filed by Siebert Financial Corp. on March 29, 2024 and is filed to correct our response to Part III and the Form 12b-25 as so amended is restated in its entirety.

PART I — REGISTRANT INFORMATION

SIEBERT FINANCIAL CORP.

Full Name of Registrant

N/A

Former Name if Applicable

653 Collins Avenue

Address of Principal Executive Office (Street and Number)

Miami Beach, FL, 33139

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Siebert Financial Corp. (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) without unreasonable effort or expense within the time period prescribed, as the Company has identified certain deficiencies in its internal control over financial reporting and is evaluating these deficiencies. As a result of these items, the Company requires additional time to prepare and review its financial statements and other disclosures in its 2023 Form 10-K.

The Company does not currently anticipate that it will be able to file the Form 10-K on or before the fifteenth calendar day following the prescribed filing date as a result of the circumstances described above. The Company will seek to resolve these issues as soon as practicable and plans to file the Form 10-K as soon as possible.

On April 18, 2024, the Company received a notification from Nasdaq that as a result of not timely filing its Form 10-K, the Company no longer complies with Nasdaq’s Listing Rules for continued listing. Under Nasdaq’s Rules the Company has 60 calendar days to submit a plan to regain compliance and if Nasdaq accepts the plan, it can grant an exception of up to 180 calendar days from the filing’s due date, or until October 14, 2024, to regain compliance. The Company anticipates that it will regain compliance with Nasdaq’s Listing Rules for continued listing.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements, which are statements that relate to the future and are, by their nature, uncertain. Words such as “expect,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the beliefs and expectations of the Company’s management relating to the timing of the filing of the 2023 Form 10-K and the results of the Company’s ongoing assessment of the effectiveness of its internal controls. These forward-looking statements are not guarantees of future results or outcomes and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results or outcomes to differ materially from those in the forward-looking statements include the time and effort required to complete its assessment of the effectiveness of its internal control over financial reporting; the possibility that the ongoing review of its results of operations and internal control over financial reporting may identify additional errors or control deficiencies in the Company’s accounting practices; and risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address these matters. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this notification, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew H. Reich	(310)	385-1861
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIEBERT FINANCIAL CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 22, 2024	By:	/s/ Andrew H. Reich
Andrew H. Reich
Executive Vice President, Chief Operating Officer, Chief Financial Officer, Secretary and Director (Principal financial and accounting officer)

3